UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BROADSOFT, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

11133B 40 9
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 11133B409	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grotech Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,412,808
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,412,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,808
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 10 Pages

CUSIP No. 11133B409	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grotech Capital Group VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,412,808
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,412,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,808
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 10 Pages

CUSIP No. 11133B409	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank A. Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,412,808
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,412,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,808
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 10 Pages

CUSIP No. 11133B409	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph R. Zell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,412,808
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,412,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,808
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 10 Pages

CUSIP No. 11133B409	13G

Schedule 13G

Item 1(a).	Name of Issuer: BroadSoft, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices: 9737 Washingtonian Blvd, Suite 350, Gaithersburg, Maryland 20878.

Item 2(a).
Names of Persons Filing: Grotech Partners VI, L.P. (“Grotech Partners”); Grotech Capital Group VI, LLC (“Grotech Capital”), which is the sole general partner of Grotech Partners; Frank A. Adams (“Adams”) and Joseph R. Zell (“Zell”) (each a “General Partner” and collectively, the “General Partners”). The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 230 Schilling Circle, Suite 362, Hunt Valley, Maryland 21031.

Item 2(c).
Citizenship: Grotech Partners is a limited partnership organized under the laws of the State of Delaware. Grotech Capital is a limited liability company organized under the laws of the State of Delaware.  Each General Partner is a US citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP Number: 11133B409

Item 3.	If this statement is filed pursuant to Rule §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)           Amount beneficially owned:

Grotech Partners is the record owner of 1,412,808 shares of Common Stock (the “Grotech Partners Shares”) as of December 31, 2010.   As the sole general partner of Grotech Partners, Grotech Capital may be deemed to own beneficially the Grotech Partners Shares.  As individual members of Grotech Capital, each General Partner may be deemed to own beneficially all of the Grotech Shares.

(b)           Percent of class:

Reporting Persons: 5.6%, calculated based on 25,347,095 shares of Common Stock reported to be outstanding after the December 21, 2010 public secondary offering in the Issuer’s Form 424B4 filed with the Securities and Exchange Commission on December 16, 2010.

(c)           Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:  see line 5 of cover sheets.

Page 6 of 10 Pages

CUSIP No. 11133B409	13G

(ii)  Shared power to vote or to direct the vote: see line 6 of cover sheets.

  (iii)  Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.

(iv)  Shared power to dispose or to direct the disposition of:  see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(1)(ii)(K).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor Rule 13d-1(c).

Page 7 of 10 Pages

CUSIP No. 11133B409	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2011

GROTECH PARTNERS VI, L.P

By:          Grotech Capital Group VI, LLC
its General Partner

By:                            *
Frank A. Adams
General Partner

GROTECH CAPITAL GROUP VI, LLC

By:                            *
Frank A. Adams
General Partner

                   *
Frank A. Adams

                   *
Joseph R. Zell

* By: /s/ Charles P. Cullen___ Charles P. Cullen as Attorney-in-Fact
_____________________________________________________________________________

This Schedule 13G was executed by Charles P. Cullen pursuant to Powers of Attorney attached hereto as Exhibit 2.

Page 8 of 10 Pages

CUSIP No. 11133B409	13G

Exhibit 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of BroadSoft, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 8, 2011

GROTECH PARTNERS VI, L.P.

By:          Grotech Capital Group VI, LLC
its General Partner

By:                           *
Frank A. Adams
General Partner

GROTECH CAPITAL GROUP VI, LLC

By:                            *
Frank A. Adams
General Partner

                  *
Frank A. Adams

                  *
Joseph R. Zell

* By: /s/ Charles P. Cullen___ Charles P. Cullen as Attorney-in-Fact
______________________________________________________________________________

This Schedule 13G was executed by Charles P. Cullen pursuant to Powers of Attorney attached hereto as Exhibit 2.

Page 9 of 10 Pages

CUSIP No. 11133B409	13G

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles P. Cullen his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company pursuant to Sections 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2011.

GROTECH PARTNERS VI, L.P.

By:          Grotech Capital Group VI, LLC
its General Partner

By:          /s/ Frank A. Adams
Frank A. Adams
General Partner

GROTECH CAPITAL GROUP VI, LLC

By:          /s/ Frank A. Adams
Frank A. Adams
General Partner

/s/ Frank A. Adams
Frank A. Adams

/s/ Joseph R. Zell
Joseph R. Zell

Page 10 of 10 Pages